UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Demandware, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

24802 Y 10 5

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24802 Y 10 5	Page 2 of 6

Schedule 13G

Item 1(a).	Name of Issuer:

Demandware, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 5 Wall Street, Burlington, MA, 01803.

Item 2(a).	Names of Persons Filing:

This joint statement on Schedule 13G is being filed by General Catalyst Group IV, L.P., a Delaware limited partnership (“GC IV”), General Catalyst Group III, L.P., a Delaware limited partnership (“GC III”), GC Entrepreneurs Fund IV, L.P., a Delaware limited partnership (“E Fund IV”), GC Entrepreneurs Fund III, L.P., a Delaware limited partnership (“E Fund III”), General Catalyst Partners IV, L.P., a Delaware limited partnership (“GC IV GPLP”), General Catalyst Partners III, L.P., a Delaware limited partnership (“GC III GPLP”), General Catalyst GP IV, LLC, a Delaware limited liability company (“GC IV GPLLC”), General Catalyst GP III, LLC, a Delaware limited liability company (“GC III GPLLC”) and the Managers (as defined below), who are collectively referred to herein as the “Reporting Persons.” GC IV GPLP is the sole general partner of GC IV and E Fund IV. GC III GPLP is the sole general partner of GC III and E Fund III. GC IV GPLLC is the sole general partner of GC IV GPLP. GC III GPLLC is the sole general partner of GC III GPLP. Joel E. Cutler, David P. Fialkow and David J. Orfao (collectively, the “Managers”) are Managing Directors of each of GC IV GPLLC and GC III GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of all Reporting Persons is 20 University Road, 4th Floor, Cambridge, MA 02138.

Item 2(c).	Citizenship:

Each of GC IV, GC III, E Fund IV, E Fund III, GC IV GPLP and GC III GPLP is a limited partnership organized under the laws of the State of Delaware. Each of GC IV GPLLC and GC III GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Shares”).

Item 2(e).	CUSIP Number:

24802 Y 10 5

CUSIP No. 24802 Y 10 5	Page 3 of 6

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding joint filing of Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 24802 Y 10 5	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

GENERAL CATALYST GROUP IV, L.P.

By:	GENERAL CATALYST PARTNERS IV, L.P. its General Partner

	By:	GENERAL CATALYST GP IV, LLC its General Partner

		By:	*
William J. Fitzgerald
Member, COO and CFO

GC ENTREPRENEURS FUND IV, L.P.

By:	GENERAL CATALYST PARTNERS IV, L.P. its General Partner

	By:	GENERAL CATALYST GP IV, LLC its General Partner

		By:	*
William J. Fitzgerald
Member, COO and CFO

GENERAL CATALYST PARTNERS IV, L.P.

By:	GENERAL CATALYST GP IV, LLC its General Partner

		By:	*
William J. Fitzgerald
Member, COO and CFO

CUSIP No. 24802 Y 10 5	Page 5 of 6

GENERAL CATALYST GP IV, LLC

By:	*
William J. Fitzgerald
Member, COO and CFO

GENERAL CATALYST GROUP III, L.P.

By:	GENERAL CATALYST PARTNERS III, L.P. its General Partner

	By:	GENERAL CATALYST GP III, LLC its General Partner

		By:	*
William J. Fitzgerald
Member, COO and CFO

GC ENTREPRENEURS FUND III, L.P.

By:	GENERAL CATALYST PARTNERS III, L.P. its General Partner

	By:	GENERAL CATALYST GP III, LLC its General Partner

		By:	*
William J. Fitzgerald
Member, COO and CFO

GENERAL CATALYST PARTNERS III, L.P.

By:	GENERAL CATALYST GP III, LLC its General Partner

		By:	*
William J. Fitzgerald
Member, COO and CFO

CUSIP No. 24802 Y 10 5	Page 6 of 6

GENERAL CATALYST GP III, LLC

By:	*
William J. Fitzgerald
Member, COO and CFO

By:	*
Joel E. Cutler

By:	*
David P. Fialkow

By:	*
David J. Orfao

*By:	/s/ Christopher McCain
Christopher McCain
As attorney-in-fact

This Schedule 13G was executed by Christopher McCain on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.